Exhibit 99.4

QEP Field Services Company

Consolidated Financial Statements

For the Years Ended December 31, 2013, 2012, and 2011, and

As of December 31, 2013 and 2012

QEP FIELD SERVICES COMPANY

Report of Independent Registered Public Accounting Firm

To the Board of Directors of QEP Resources, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, equity, and cash flows present fairly, in all material respects, the financial position of QEP Field Services Company at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

June 26, 2014

QEP FIELD SERVICES COMPANY CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2013	2012	2011
	(in millions)
REVENUE
NGL sales	$105.2	$136.6	$214.9
Processing (fee-based) revenue	74.0	69.7	52.6
Other processing revenue	13.2	8.9	2.4
Gathering revenue	152.2	171.7	161.0
Other gathering revenue	50.5	37.9	35.3
Purchased gas and NGL sales	8.6	13.2	—

Total Revenue	403.7	438.0	466.2

OPERATING EXPENSES
Purchased gas and NGL expense	9.0	12.0	—
Processing expense	16.1	16.6	12.4
Processing plant fuel and shrinkage	32.2	33.4	59.7
Gathering expense	39.7	36.9	35.3
NGL transportation and fractionation costs	16.3	27.3	12.0
General and administrative	47.5	35.3	33.9
Taxes other than income taxes	6.6	6.5	5.8
Depreciation and amortization	63.8	63.9	55.1

Total Operating Expenses	231.2	231.9	214.2
Net loss from property sales	(0.5)	—	—

OPERATING INCOME	172.0	206.1	252.0
Interest and other income	1.2	0.1	0.1
Income from unconsolidated affiliates	6.1	7.2	4.4
Realized gain on derivative instruments	—	8.4	—
Interest expense, net	(3.1)	(10.9)	(16.8)

INCOME BEFORE INCOME TAXES	176.2	210.9	239.7
Income taxes	(59.2)	(74.1)	(89.2)

NET INCOME	117.0	136.8	150.5
Net income attributable to noncontrolling interest	(12.0)	(3.7)	(3.2)

NET INCOME ATTRIBUTABLE TO QEPFS	$105.0	$133.1	$147.3

See notes accompanying the consolidated financial statements.

QEP FIELD SERVICES COMPANY

CONSOLIDATED BALANCE SHEETS

	December 31, 2013	December 31, 2012
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$18.1	$—
Accounts receivable, net	61.2	54.4
Accounts receivable from related party	28.4	33.3
Income taxes receivable	29.2	—
Natural gas imbalance receivable	8.2	3.9
Inventory, at lower of average cost or market	5.1	14.6
Deferred income taxes—current	2.7	2.6
Other current assets	1.5	0.3

Total current assets	154.4	109.1

Property, plant and equipment, net	1,287.0	1,269.6
Investment in unconsolidated affiliates	39.0	40.7
Other noncurrent assets	4.7	5.1

Total assets	$1,485.1	$1,424.5

LIABILITIES
Current liabilities:
Checks outstanding in excess of cash balances	$—	$1.7
Accounts payable	32.8	24.3
Accounts payable to related party	46.7	18.6
Income taxes payable	—	14.9
Deferred revenue	9.6	—
Natural gas imbalance liability	8.2	3.9
Accrued compensation	4.7	5.9
Other current liabilities	1.9	—

Total current liabilities	103.9	69.3

Long-term debt to related party	—	199.5
Deferred income taxes	241.9	328.2
Asset retirement obligation	32.4	27.1
Deferred revenue	12.9	10.3
Commitments and contingencies (see Note 10)
EQUITY
Owners’ net investment	593.8	742.4
Noncontrolling interest	500.2	47.7

Total net equity	1,094.0	790.1

Total liabilities and equity	$1,485.1	$1,424.5

See notes accompanying the consolidated financial statements.

QEP FIELD SERVICES COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2013	2012	2011
	(in millions)
OPERATING ACTIVITIES
Net income	$117.0	$136.8	$150.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	63.8	63.9	55.1
Deferred income taxes	(86.4)	24.7	93.3
QEPM equity-based compensation expense	0.4	—	—
Income from unconsolidated affiliates	(6.1)	(7.2)	(4.4)
Distributions from unconsolidated affiliates	7.8	7.8	7.7
Amortization of debt issuance costs	0.2	—	—
Net loss from asset sales	0.5	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1.9)	18.9	(54.8)
Inventory	9.5	(3.7)	(4.3)
Accounts payable and accrued expenses	52.6	(23.0)	25.4
Income taxes	(44.1)	15.1	0.9
Other	4.9	(1.2)	0.3

Net cash provided by operating activities	118.2	232.1	269.7

INVESTING ACTIVITIES
Property, plant and equipment	(82.0)	(166.3)	(127.6)

Net cash used in investing activities	(82.0)	(166.3)	(127.6)

FINANCING ACTIVITIES
Checks outstanding in excess of cash balances	(1.7)	1.7	(0.1)
Repayments of long-term debt (to related party), net	(199.5)	(55.3)	(148.7)
Long-term debt issuance costs	(3.2)	—	—
Net proceeds from initial public offering	449.6	—	—
Contributions from (distributions to) parent, net	(16.0)	(6.8)	13.3
Dividend to QEP	(238.0)	—	—
Distribution to unitholders	(3.0)	—	—
Distribution to noncontrolling interest	(6.3)	(6.6)	(5.4)

Net cash used in financing activities	(18.1)	(67.0)	(140.9)

Change in cash and cash equivalents	18.1	(1.2)	1.2
Beginning cash and cash equivalents	—	1.2	—

Ending cash and cash equivalents	$18.1	$—	$1.2

Supplemental Disclosures:
Cash paid for interest, net of capitalized interest	$16.1	$16.9	$15.8
Cash paid for income taxes	188.1	33.6	14.1
Non-cash investing activities
Change in capital expenditure accrual balance	$(6.4)	$3.9	$(19.3)

See notes accompanying the consolidated financial statements.

QEP FIELD SERVICES COMPANY

CONSOLIDATED STATEMENT OF EQUITY

	Owners’ Net Investment	Noncontrolling Interest	Total Net Equity
	(in millions)
Balance at December 31, 2010	$455.5	$52.8	$508.3
Net income	147.3	3.2	150.5
Contribution from parent, net	13.3	—	13.3
Distribution of noncontrolling interest	—	(5.4)	(5.4)
Change in unrealized fair value of derivatives, net of tax	(0.5)	—	(0.5)

Balance at December 31, 2011	$615.6	$50.6	$666.2

Net income	133.1	3.7	136.8
Distribution to parent, net	(6.8)	—	(6.8)
Distribution of noncontrolling interest	—	(6.6)	(6.6)
Reclassification of previously deferred derivative gains in OCI, net of tax	0.5	—	0.5

Balance at December 31, 2012	$742.4	$47.7	$790.1

Net income	105.0	12.0	117.0
Distributions to parent, net	(16.0)	—	(16.0)
Distribution of noncontrolling interest	—	(6.3)	(6.3)
Dividend to QEP	(238.0)	—	(238.0)
Net proceeds from initial public offering	—	449.6	449.6
Distribution to unitholders	—	(3.0)	(3.0)
Equity-based compensation	0.4	0.2	0.6

Balance at December 31, 2013	$593.8	$500.2	$1,094.0

See notes accompanying the consolidated financial statements.

QEP FIELD SERVICES COMPANY

NOTES ACCOMPANYING THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business and Basis of Presentation

QEP Field Services Company (“QEPFS”, the “Company,” “we,” “us” and “our”) is a Delaware corporation that owns and operates a diversified portfolio of midstream energy assets. Our business primarily consists of providing natural gas gathering, processing, treating and transportation services and natural gas liquids, or NGL, fractionation and transportation services for our producer customers through our direct ownership and operation of three gathering systems and four processing complexes and one fractionation facility. Our assets, which are strategically located in, or are within close proximity to, the Green River Basin located in Wyoming and Colorado and the Uinta Basin located in eastern Utah provide critical infrastructure that links natural gas producers and suppliers to natural gas markets, including various interstate and intrastate pipelines. Finally, we own (i) an approximate 55.8% limited partner interest in QEP Midstream Partners, LP (“QEPM” or “QEP Midstream Partners”), a publicly traded crude oil and natural gas gathering partnership (NYSE: QEPM), consisting of 3,701,750 common units and 26,705,000 subordinated units and (ii) 100% of QEPM’s general partner, which owns the 2.0% general partner interest in QEPM and 100% of QEPM’s incentive distribution rights. QEPM’s assets consist of ownership interests in four gathering systems and two Federal Energy Regulatory Commission (“FERC”) regulated pipelines through which it provides natural gas and crude oil gathering and transportation services.

In December 2013, QEP Resources, Inc. (“QEP”) announced that its board of directors had authorized the separation of QEPFS including its interest in QEP Midstream Partners (the “separation”). The separation will include all of QEPFS’ assets and ownership interests except for the Haynesville gathering system, which will transfer to QEP in connection with the separation. The separation is subject to final approval by QEP’s board of directors.

These financial statements of QEPFS have been prepared in connection with this information statement and have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) on the basis of QEP’s historical ownership of QEPFS’ assets. These consolidated financial statements have been prepared from the separate records maintained by QEP and may not necessarily be indicative of the actual results of operations that might have occurred if QEPFS had been operating separately during the periods reported.

The costs of doing business incurred by QEP on our behalf has been reflected in the accompanying financial statements. These costs include general and administrative expenses allocated by QEP to us in exchange for:

•	business services, such as payroll, accounts payable and facilities management;

•	corporate services, such as finance and accounting, legal, human resources, investor relations and public and regulatory policy;

•	executive compensation, including share-based compensation; and

•	pension and other post-retirement benefit costs.

Transactions between QEPFS and QEP have been identified in the consolidated financial statements as transactions between related parties (see Note 4).

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements contain the accounts of QEPFS and its majority-owned or controlled subsidiaries, including QEPM (see Note 3—QEP Midstream Partners). The consolidated financial statements were prepared in accordance with GAAP. All significant intercompany accounts and transactions have been eliminated in consolidation.

Investment in Unconsolidated Affiliates

QEPFS uses the equity method to account for investment in unconsolidated affiliates where it does not have control, but has significant influence. The investment in unconsolidated affiliates on our consolidated balance sheets equals our proportionate share of equity reported by the unconsolidated affiliates. Investment is assessed for possible impairment when events indicate that the fair value of the investment may be below our carrying value. When such a condition is deemed to be other than temporary, the carrying value of the investment is written down to its fair value, and the amount of the write-down is included in the determination of net income.

The principal unconsolidated affiliates and QEPFS’ ownership percentage as of December 31, 2013, 2012 and 2011 were Uintah Basin Field Services, L.L.C., in which QEPFS owned a 38% ownership interest and Three Rivers Gathering, L.L.C., in which QEPM currently owns a 50% ownership interest, which was previously owned by QEPFS prior to QEPM’s initial public offering (see Note 3—QEP Midstream Partners). Both are limited liability companies engaged in the gathering and compressing natural gas.

Use of Estimates

The preparation of the consolidated financial statements and notes in conformity with GAAP requires that management formulate estimates and assumptions that affect revenue, expenses, assets, liabilities and the disclosure of contingent assets and liabilities. Items subject to estimates and assumptions include the carrying amount of property, plant and equipment, valuation allowances for receivables, income taxes, valuation of derivatives instruments, accrued liabilities, accrued revenue and related receivables and obligations related to employee benefits, among others. Although management believes these estimates are reasonable, actual results could differ from these estimates.

Revenue Recognition

QEPFS provides gathering services, primarily under fee-based contracts, as well as processing services, under keep-whole and fee-based contracts. Under fee-based arrangements, QEPFS receives a fee or fees for one or more of the following services: firm and interruptible gathering of crude oil and natural gas or processing of natural gas. The revenue QEPFS earns from the fee-based arrangements is generally directly related to the volume of oil or gas that flows through QEPFS’ systems or complexes and is not directly dependent on commodity prices. A portion of the fee-based agreements provide for minimum annual payments or fixed demand charges which are recognized as revenue pursuant to the contract terms.

Under keep-whole arrangements, QEPFS processes the natural gas for a customer and take title to the resulting NGL, which is sold to third parties at market prices. Because the extraction of the NGL from the natural gas during processing reduces the Btu content of the natural gas, QEPFS must either purchase gas at market prices for return to producers or make cash payment to the producers equal to the energy content of this gas. In addition, under the majority of our agreements, QEPFS retains and sells condensate that falls out of the natural gas stream during gathering and processing.

Additionally, we have deferred revenue of which a portion will be recognized as revenue pursuant to contractual terms with the remaining being recognized based on the outcome of certain litigation.

Cash and Cash Equivalents

The majority of QEPFS’ operations are funded by QEP and managed under QEP’s centralized cash management program. Cash equivalents consist principally of repurchase agreements with maturities of three months or less. The repurchase agreements are highly liquid investments in overnight securities made through the commercial-bank accounts that result in available funds the next business day.

Accounts Receivable Trade

QEPFS’ receivables consist primarily of third-party and QEP invoices. QEPFS routinely assesses the recoverability of all material trade and other receivables to determine their collectability. QEPFS’ allowance for bad-debt expense was $2.9 million and $0.4 million as of December 31, 2013, and December 31, 2012, respectively.

Property, Plant and Equipment

Property, plant and equipment primarily consists of natural gas and oil gathering pipelines, transmission pipelines, compressors and processing, treating and fractionation facilities and are stated at the lower of historical cost, less accumulated depreciation or fair value, if impaired. We capitalize construction-related direct labor and material costs. Maintenance and repair costs are expensed as incurred, except substantial compression overhaul costs that are capitalized and depreciated. Assets placed into service are depreciated, on a straight-line-basis or units of production method, over the estimated useful life of the asset.

Impairment of Long-lived Assets

We evaluate whether long-lived assets have been impaired and determine if the carrying amount of the assets may not be recoverable. Impairment is indicated when a triggering event occurs and/or the estimated fair value of an evaluated asset is less than the asset’s carrying value. If impairment is indicated, the asset would be reduced to the estimated fair value. There were no long-lived asset impairments during 2013, 2012 or 2011.

Asset Retirement Obligations

Asset Retirement Obligations (“ARO”) associated with the retirement of tangible long-lived assets are recognized as liabilities with an increase to the carrying amounts of the related long-lived assets in the period incurred. The cost of the tangible asset, including the asset retirement costs, is depreciated over the useful life of the asset. ARO are recorded at estimated fair value, measured by reference to the expected future cash outflows required to satisfy the retirement obligations discounted at our credit-adjusted, risk-free interest rate. Accretion expense is recognized over time as the discounted liabilities are accreted to their expected settlement value. If estimated future costs of ARO change, an adjustment is recorded to both the ARO and the long-lived asset. Revisions to estimated ARO can result from changes in retirement cost estimates, revisions to estimated inflation rates and changes in the estimated timing of abandonment.

Natural Gas Imbalances

The consolidated balance sheets include natural gas imbalance receivables or payables resulting from differences in gas volumes received by customers and gas volumes delivered to interstate pipelines. Natural gas volumes owed to or by QEPFS that are subject to tariffs are valued at market index prices, as of the balance sheet dates, and are subject to cash settlement procedures. Other natural gas volumes owed to or by QEPFS are valued at the Company’s weighted average cost of natural gas as of the balance sheet dates and are settled in-kind.

Litigation and Other Contingencies

In accordance with ASC 450, Contingencies, an accrual is recorded for a loss contingency when its occurrence is probable and damages can be reasonably estimated based on the anticipated most likely outcome or the minimum amount within a range of possible outcomes. QEPFS regularly reviews contingencies to determine the adequacy of its accruals and related disclosures. The amount of ultimate loss may differ from these estimates. See Note 10—Commitments and Contingencies, for additional information.

QEPFS accrues losses associated with environmental obligations when such losses are probable and can be reasonably estimated. Accruals for estimated environmental losses are recognized no later than at the time the remediation feasibility study, or the evaluation of response options, is complete. These accruals are adjusted as additional information becomes available or as circumstances change. Future environmental expenditures are not discounted to their present value. Recoveries of environmental costs from other parties are recorded separately as assets at their undiscounted value when receipt of such recoveries is probable.

Credit Risk

Exposure to credit risk may be affected by the concentration of customers due to changes in economic or other conditions. Customers include individuals and commercial and industrial enterprises that may react differently to changing conditions. Management believes that its credit-review procedures, loss reserves, customer deposits and collection procedures have adequately provided for usual and customary credit-related losses.

The customers accounting for 10% or more of QEPFS’ consolidated revenue for the years ended December 31, 2013, 2012 and 2011 are as follows:

	Year Ended December 31,
	2013	2012	2011
	(in millions)
QEP	40%	37%	27%
Enterprise Products Operating, LP	14%	22%	39%
EOG Resources, Inc.	12%	5%	5%

QEPFS’ principal customer for crude oil and natural gas gathering, processing, compression, treating, and transportation services is QEP. Except for those customers listed above, no other single customer accounted for greater than 10% of revenue during 2013, 2012 and 2011. Management believes that the risk of loss of a large customer is remote as a result of its contractual obligations.

Derivative Instruments

Effective January 1, 2012, we elected to de-designate all of our NGL derivative contracts that were previously designated as cash flow hedges and we elected to discontinue hedge accounting prospectively. Accordingly, all realized and unrealized gains and losses are recognized in earnings immediately as derivative contracts are settled and marked-to-market. At December 31, 2011, AOCI consisted of $0.8 million ($0.5 million after tax) of unrealized gains, representing the mark-to-market value of our cash flow hedges as of the balance sheet date, less any ineffectiveness recognized. As a result of discontinuing hedge accounting, such mark-to-market values at December 31, 2011, were frozen in AOCI as of the de-designation date and were reclassified into earnings as the original hedged transactions occurred and affected earnings. QEP fully reclassified all unrealized gains in AOCI into earnings during 2012.

All of QEP’s derivative contracts are net settled in cash without delivery of product. These contracts also have a nominal quantity, exchange an index price for a fixed price, and are net settled with the brokers as the price bulletins become available. These derivative contracts are recorded in revenue or cost of sales in the month of settlement. These contracts are marked-to-market monthly with any change in the valuation recognized in the determination of income.

Post-Retirement Employee Benefit Plans

QEPFS is allocated a portion of the expense associated in the various employee benefit plans of QEP. These plans included a qualified defined benefit pension plan, a nonqualified, unfunded, defined pension plan, post- retiree medical plans, and an employee investment plan. For purposes of these consolidated financial statements, QEPFS is considered to be participating in the employee benefit plans of QEP. As a participant in the benefit plans, the Company recognizes in each period the allocation from QEP as expense, but it does not recognize any employee benefit plan liabilities.

Share-Based Compensation

QEPFS’ financial statements reflect various share-based compensation awards by QEP. These awards include stock options, restricted shares and performance share units. For purposes of these consolidated financial statements, QEPFS recognized as expense in each period the allocation from QEP with the offset included in owners’ equity.

Income Taxes

Deferred income taxes are provided for the temporary differences arising between the book and tax carrying amounts of assets and liabilities. These differences create taxable or tax-deductible amounts for future periods. We record interest earned on income tax refunds in interest and other income and records penalties and interest charged on tax deficiencies in interest expense.

ASC 740, Income Taxes, specifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position to be reflected in the financial statements. If recognized, the tax benefit is measured as the largest amount of tax benefit that is more-likely-than-not to be realized upon ultimate settlement. Management has considered the amounts and the probabilities of the outcomes that could be realized upon ultimate settlement and believes that it is more-likely-than-not that our recorded income tax benefits will be fully realized. There were no unrecognized tax benefits at the beginning or end of the twelve-month periods ended December 31, 2013, 2012 and 2011. Federal income tax returns for 2011 and 2012 are closed by the Internal Revenue Service. Income tax returns for 2013 have not yet been filed. Most state tax returns for 2010 and subsequent years remain subject to examination.

Noncontrolling Interests

Noncontrolling interests represent third-party ownership in the net assets of our consolidated subsidiaries and are presented as a component of equity and net income. Changes in QEPFS’ ownership interest in subsidiaries that do not result in deconsolidation are recognized in equity. On August 14, 2013, QEPFS completed the initial public offering (“IPO”) of QEPM. Prior to the IPO, QEP’s noncontrolling interest related to the outside ownership of Rendezvous Gas Services, L.L.C. Subsequent to the IPO, QEPM’s results (which include Rendezvous Gas Services, L.L.C) are consolidated into QEPFS as it is a majority-owned and controlled subsidiary and the portion not owned by QEPFS reflected as noncontrolling interest. See Note 3—QEP Midstream Partners for further information regarding the IPO.

Fair Value Measurements

We did not have any assets or liabilities accounted for at fair value on a recurring basis as of December 31, 2013 and 2012. We believe the carrying value of our current assets and liabilities approximate fair value. The carrying amount of our long-term debt to related party approximates fair value.

The initial measurement of ARO at fair value is calculated using discontinued cash flow techniques and based on internal estimates of future retirement costs associated with property, plant and equipment. Significant Level 3 inputs are used in the calculation of ARO and include retirement costs and asset lives. A reconciliation of our ARO is presented in Note 6—Asset Retirement Obligations.

Recent Accounting Developments

During the year ended December 31, 2013, there were no new accounting pronouncements that were applicable to QEPFS.

Note 3—QEP Midstream Partners

QEP Midstream Partners is a publicly traded master limited partnership that was formed by QEPFS to own, operate, acquire and develop midstream energy assets. QEPM’s assets currently consist of ownership interests in four gathering systems and two FERC regulated pipelines, which provide oil and gas gathering and transportation services. These assets are located in, or within close proximity to, the Green River Basin located in Wyoming and Colorado, the Uinta Basin located in eastern Utah, and the Williston Basin located in North Dakota.

Initial Public Offering

On August 14, 2013, QEP Midstream completed its IPO of 20,000,000 common units, representing limited partner interests in QEPM, at a price to the public of $21.00 per common unit. QEPM received net proceeds of $390.7 million from the sale of the common units, after deducting underwriting discounts and commissions, structuring fees and offering expenses of approximately $29.3 million. Following the IPO, the underwriters exercised their over-allotment option to purchase an additional 3,000,000 common units, at a price of $21.00 per common unit, providing additional net proceeds of $58.9 million, after deducting $4.1 million of underwriters’ discounts and commissions and structuring fees, to QEPM.

QEPM used the net proceeds to repay its outstanding debt balance with QEPFS, which was assumed with the assets contributed to QEPM, pay revolving credit facility origination fees and make a cash distribution to QEPFS, a portion of which was used to reimburse QEPFS for certain capital expenditures it incurred with respect to assets contributed to QEPM. The following table is a reconciliation of proceeds from the IPO (in millions):

Total proceeds from the IPO	$483.0
IPO costs	(33.4)

Net proceeds from the IPO	449.6
QEPM revolving credit facility origination fees	(3.0)
QEPM repayment of outstanding debt with QEP	(95.5)

Net proceeds distributed to QEP from the Offering	$351.1

QEP Midstream Partners GP, LLC (the General Partner), a wholly owned subsidiary of QEPFS, serves as the general partner of QEPM. QEPFS owns a 57.8% interest in QEPM and consolidates QEPM for financial reporting purposes with the portion not owned by QEPFS reflected as a reduction to net income and equity as a noncontrolling interest.

The following agreements were entered into between QEPFS and QEPM in connection with the IPO.

Contribution, Conveyance and Assumption Agreement

In connection with the IPO, QEPFS entered into a Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”) with the General Partner and QEP Midstream Partners Operating, LLC (the “Operating Company”). Immediately prior to the closing of the IPO, the following transactions, among others, occurred pursuant to the Contribution Agreement:

•	QEPFS contributed to the General Partner, as a capital contribution, a limited liability company interest in the Operating Company with a value equal to 2.0% of the equity value of QEPM at the closing of the IPO;

•	the General Partner contributed to QEPM, as a capital contribution, the limited liability company interest in the Operating Company in exchange for (a) 1,090,000 general partner units representing the continuation of an aggregate 2.0% general partner interest in QEPM and (b) all the incentive distribution of QEPM;

•	QEPFS contributed to QEPM, as a capital contribution, its remaining limited liability company interests in the Operating Company in exchange for (a) 6,701,750 common units representing a 12.3% limited partner interest in QEPM, (b) 26,705,000 subordinated units representing a 49.0% limited partner interest in QEPM and (c) the right to receive a distribution from QEPM;

•	the public, through the underwriters, contributed $420.0 million in cash (or $390.7 million, net of the underwriters’ discounts and commissions, structuring fees and offering expenses of approximately $29.3 million) to QEPM in exchange for the issuance of 20,000,000 common units; and

•	subsequent to the IPO, the underwriters exercised their over-allotment option to purchase an additional 3,000,000 common units in QEPM, which reduced QEPFS’ limited partner common unit interest in QEPM from 12.3% to 6.8% and QEPFS’ total ownership interest from 63.3% to 57.8%.

Omnibus Agreement

In connection with the IPO, QEPFS entered into an Omnibus Agreement (the “Omnibus Agreement”) with QEPM, that addresses the following matters:

•	QEPM’s payment of an annual amount to QEPFS, initially in the amount of approximately $13.8 million, for the provision of certain general and administrative services by QEPFS and its affiliates to QEPM, including a fixed annual fee of approximately $1.4 million for providing certain executive management services by certain officers of the General Partner. The remaining portion of this annual amount reflects an estimate of the costs that QEPFS and its affiliates expect to incur in providing the services;

•	QEPM’s obligation to reimburse QEPFS for any out-of-pocket costs and expenses incurred by QEPFS in providing general and administrative services (which reimbursement is in addition to certain expenses of the General Partner and its affiliates that are reimbursed under QEPM’s partnership agreement), as well as any other out-of-pocket expenses incurred by QEPFS on QEPM’s behalf; and

•	an indemnity by QEPFS for certain environmental and other liabilities, and QEPM’s obligation to indemnify QEPFS and its subsidiaries for events and conditions associated with the operation of QEPM’s assets that occur after the closing of the IPO.

As long as QEPFS controls the General Partner, the Omnibus Agreement will remain in full force and effect. If QEPFS ceases to control the General Partner, either party may terminate the Omnibus Agreement, but the indemnification obligations will remain in full force and effect in accordance with their terms.

Note 4—Related Party Transactions

QEPFS provides crude oil and gas gathering, processing, treating and transportation services, NGL, fractionation and transportation services, and gathering and transportation services to QEP resulting in related party transactions. The following discussion describes these related party transactions in more detail.

Centralized Cash Management

QEP operates a cash management system whereby excess cash from its various subsidiaries, held in separate bank accounts, is swept to a centralized account. Sales and purchases related to third-party transactions are settled in cash but are received or paid by QEP within the centralized cash management system.

Related Party Debt

In 2011, QEPFS had a $250.0 million revolving debt agreement (the “2011 Agreement”) with QEP for its funding shortfalls, in which QEPFS was charged a variable interest rate. Interest in 2011 and a portion of 2012 was allocated to QEPFS based on an interest rate equal to QEP’s average borrowing rate, which was 5.9% in 2011. In April 2012, QEPFS entered into new debt agreements with QEP replacing the 2011 Agreement with a $250.0 million promissory note that matured on April 1, 2014. In addition, QEPFS entered into a $1.0 billion “revolving credit” type promissory note to fund capital expenditures that matures in March 2017. QEPFS has the ability and intent to refinance the promissory note on a long-term basis under the $1.0 billion promissory note. Accordingly, all amounts have been classified as “Long-term debt to related party” in our Consolidated Balance Sheets. Both agreements required QEPFS to pay QEP interest at a 6.05% fixed-rate in 2012. Interest allocated to QEPFS under these notes in 2012 was based on the fixed-rate due to QEP. QEPFS was compliant with its covenants under the agreement at December 31, 2013, and there are no letters of credit outstanding. At December 31, 2012, allocated debt outstanding for QEPFS was $199.5 million. There was no debt outstanding as of December 31, 2013.

Allocation of Costs

The employees supporting QEPFS’ operations are employees of QEP. General and administrative expense allocated to QEPFS was $47.5 million, $35.3 million and $33.9 million for the years ended December 31, 2013, 2012 and 2011, respectively. The consolidated financial statements of QEPFS include direct charges for operations of our assets and costs allocated by QEP. These costs are reimbursed and relate to: (i) various business services, including, but not limited to, payroll, accounts payable and facilities management, (ii) various corporate services, including, but not limited to, legal, accounting, treasury, information technology and human resources and (iii) restructuring, compensation, share-based compensation, and pension and post-retirement costs.

The following table summarizes the related party income statement transactions with QEP:

	Years Ended December 31,
	2013	2012	2011
	(in millions)
Revenue from related party	$160.8	$163.0	$125.8
Interest expense to related party	(2.2)	(10.9)	(16.8)

Note 5—Property, Plant and Equipment

A summary of the historical cost of QEPFS’ property, plant and equipment is as follows:

		At December 31,
		2013	2012
	Estimated useful lives	(in millions)
Gathering and processing equipment	5 to 40 years	$1,675.3	$1,604.9
General support equipment	3 to 30 years	21.4	22.0

Total property, plant and equipment		1,696.7	1,626.9
Accumulated depreciation		(409.7)	(357.3)

Total net property, plant and equipment		$1,287.0	$1,269.6

Note 6—Asset Retirement Obligations

QEPFS records ARO when there are legal obligations associated with the retirement of tangible long-lived assets. The fair values of such costs are estimated by QEPFS personnel based on abandonment costs of similar assets and depreciated over the life of the related assets. Revisions to the ARO liability may occur, amongst other things, due to changes in estimated abandonment costs and estimated settlement timing. The ARO liability is adjusted to present value each period through an accretion calculation using a credit-adjusted, risk-free interest rate of QEPFS.

The following is a reconciliation of the changes in the asset retirement obligation for the periods specified below:

Asset Retirement Obligations
2013
(in millions)
ARO liability at January 1,	$27.1
Accretion	2.1
Liabilities incurred	2.2
Revisions	1.1
Liabilities settled	(0.1)

ARO liability at December 31,	$32.4

Note 7—Derivative Contracts

QEPFS has periodically used commodity price derivative instruments to manage commodity price volatility on a portion of its extracted NGL volumes. The volume of production subject to commodity derivative instruments and the mix of the instruments are evaluated and adjusted by management in response to changing market conditions. QEPFS does not enter into commodity derivative instruments for speculative purposes.

QEPFS uses commodity derivative instruments, typically structured as Mont Belvieu, Texas, fixed-price swaps. QEPFS’ commodity derivative instruments do not require the physical delivery of NGL between the parties at settlement. Swap transactions are settled in cash with one party paying the other for the net difference in prices, multiplied by the contract volume, for the settlement period.

QEPFS enters into commodity derivative transactions that do not have margin requirements or collateral provisions that would require payments prior to the scheduled settlement dates. Commodity derivative contract counterparties are normally financial institutions and energy trading firms with investment-grade credit ratings. QEPFS routinely monitors and manages its exposure to counterparty risk by requiring specific minimum credit standards for all counterparties and avoids concentration of credit exposure by transacting with multiple counterparties.

Effective January 1, 2012, QEPFS elected to de-designate all of its NGL derivative contracts that were previously designated as cash flow hedges and discontinue hedge accounting prospectively. As a result of discontinuing hedge accounting, the mark-to-market values at December 31, 2011, were fixed in AOCI as of the de-designation date and reclassified into the Consolidated Statement of Operations as the transactions settled and affected earnings. During the year ended December 31, 2012, the remaining portion of unrealized gains fixed in AOCI of $8.4 million, net of tax, were settled and reclassified to the Consolidated Statements of Operations. There were no outstanding derivatives as of December 31, 2013. All realized and unrealized gains and losses from derivative instruments incurred after January 1, 2012 are presented in the Consolidated Statements of Operations in “Realized gains on derivative instruments” below operating income.

The effects of the change in fair value and settlement of QEPFS’ derivative contracts recorded in “Realized gains on derivative instruments” on the Consolidated Statements of Operations are summarized in the following tables:

	Year Ended December 31,
Derivative instruments not designated as cash flow hedges	2013	2012	2011
Realized gains on commodity derivative contracts	(in millions)
NGL derivative contracts	$—	$8.4	$—

The following table presents the change in the fair value and settlement of QEPFS’ derivative contracts that were designated as cash flow hedges in 2011:

		Year Ended December 31,
Derivative instruments classified as cash flow hedges	Location of gain (loss) recognized in earnings	2013	2012	2011
		(in millions)
Loss on derivative instruments for the effective portion of hedge recognized in AOCI	Accumulated other comprehensive income	$—	$—	$(0.5)
Loss reclassified from AOCI into income for effective portion of hedge	NGL sales	—	—	(0.2)

Note 8—Restructuring Costs

In December 2013, QEP announced its plan to pursue a separation of its midstream business, QEPFS. In connection with this announcement, the Board of Directors approved an employee retention plan to provide substantially all QEPFS’ employees as of December 1, 2013, with a one-time lump-sum cash payment on December 31, 2014, or whenever the separation of QEPFS occurs, whichever is earlier, conditioned on continued employment with QEPFS or a successor through the payment date unless the employee is terminated prior to such date.

The total amount QEPFS expects to incur with regards to this restructuring is $10.1 million. This amount is related entirely to the employee retention plan discussed above. As of December 31, 2013, QEPFS has incurred $0.8 million which has been expensed but has not been paid or settled and is included in “Accounts payable” on the Consolidated Balance Sheets.

Note 9—Debt

QEPM’s Credit Facility

On August 14, 2013, QEPM entered into a $500.0 million senior secured revolving credit facility with a group of financial institutions, which matures on August 14, 2018. QEPM’s credit facility contains an accordion provision that allows for the amount of the facility to be increased to $750.0 million with the agreement of the lenders. QEPM’s credit facility is available for QEPM’s working capital, capital expenditures, permitted acquisitions and general corporate purposes, including distributions. Substantially all of QEPM’s assets, excluding equity in and assets of certain joint ventures and unrestricted subsidiaries, are pledged as collateral under the credit facility. In addition, the credit facility contains restrictions and events of default customary for agreements of this nature.

There have been no borrowings under QEPM’s credit facility, and at December 31, 2013, QEPM was in compliance with the covenants under the QEPM credit facility agreement. All additional debt outstanding relates to intercompany debt with QEP discussed in Note 4—Related Party Transactions.

QEPFS is not a borrower or guarantor of QEPM’s credit facility. In addition, QEPFS is not subject to any of the restrictions or covenants contained in QEPM’s credit agreement. Outstanding indebtedness under QEPM’s credit facility is not included in the definition of indebtedness under QEP’s credit facility.

Note 10—Commitments and Contingencies

We are involved in various commercial and regulatory claims, litigation and other legal proceedings that arise in the ordinary course of our business. We assess these claims in an effort to determine the degree of probability and range of possible loss for potential accrual in our consolidated financial statements. In accordance with ASC 450, Contingencies, an accrual is recorded for a loss contingency when its occurrence is probable and damages can be reasonably estimated based on the anticipated most likely outcome or the minimum amount within a range of possible outcomes. Because legal proceedings are inherently unpredictable and unfavorable resolutions could occur, assessing contingencies is highly subjective and requires judgments about uncertain future events. When evaluating contingencies, we may be unable to provide a meaningful estimate due to a number of factors, including the procedural status of the matter in question, the presence of complex or novel legal theories, and/or the ongoing discovery and development of information important to the matter. QEPFS’ litigation loss contingencies are discussed below. We are unable to estimate reasonably possible losses in excess of recorded accruals for these contingencies for the reasons set forth above. We believe, however, that after consideration of accrued amounts, insurance coverage and indemnification arrangements, the resolution of pending proceedings will not have a material effect on our financial position, results of operations or cash flows.

Litigation

Questar Gas Company v. QEP Field Services Company, Civil No. 120902969, Third Judicial District Court, State of Utah. QEP Field Services’ former affiliate, Questar Gas Company (“QGC”), filed this complaint in state court in Utah on May 1, 2012, asserting claims for breach of contract, breach of implied covenant of good faith and fair dealing, and an accounting and declaratory judgment related to a 1993 gathering agreement (the “1993 Agreement”) executed when the parties were affiliates. Specific monetary damages are not asserted. Under the 1993 Agreement, certain of QEP Field Services’ systems provide gathering services to QGC charging an annual gathering rate which is based on the cost of service. QGC is disputing the annual calculation of the gathering rate. The annual gathering rate has been calculated in the same manner under the 1993 Agreement since it was amended in 1998, without any prior objection or challenge by QGC. At the closing of the IPO, the assets and the 1993 Agreement discussed above were assigned to QEPM. QGC netted the disputed amount from its monthly payments of the gathering fees to QEP Field Services and has continued to net such amounts from its monthly payment to QEPM. As of December 31, 2013, QEP Field Services has recorded $8.5 million of deferred revenue related to the QGC disputed amount. QEP Field Services has filed counterclaims seeking damages and a declaratory judgment relating to its gathering services under the 1993 Agreement. QGC may seek to amend its complaint to add QEPM as a defendant in the litigation. QEPM has been indemnified by QEP for costs, expenses and other losses incurred by QEPM in connection with the QGC dispute, subject to certain limitations, as set forth in the Omnibus Agreement entered into between QEPM and QEP in connection with the IPO.

XTO Energy Inc. v. QEP Field Services Company, Civil No. 140900709, Third Judicial District Court, State of Utah. XTO Energy Inc. (“XTO”), filed this complaint in Utah state court on January 30, 2014, asserting claims for breach of contract, breach of implied covenant of good faith and fair dealing, unjust enrichment and an accounting related to a 2010 gas processing agreement (the “XTO Agreement”). QEP Field Services processes XTO’s natural gas on a firm basis under the XTO Agreement. The XTO Agreement requires QEP Field Services to transport, fractionate and market XTO’s natural gas liquids derived from XTO’s processed gas. XTO is disputing QEP Field Services allocation of charges related to XTO’s share of natural gas liquid transportation, fractionation and marketing costs associated with shortfalls in contractual firm processing volumes. The plaintiffs seek damages, but specific monetary damages are not asserted.

Commitments

QEP Field Services has contracted for NGL transportation services with various third-party pipelines. Market conditions and competition may prevent full utilization of the contractual capacity. In addition, QEP Field Services has contracts with third parties who provide fractionation contracts. Annual payments and the corresponding years for transportation contracts and fractionation contracts are as follows (in millions):

Year	Amount
2014	$57.2
2015	$57.2
2016	$57.2
2017	$57.2
2018	$57.2
After 2018	$171.9

QEP has contractual cash obligations for operating leases of which a portion is allocated to QEPFS. These leases have original terms ranging from 10 to 12 years and are classified as operating leases. Allocated rent expense related to these leases was $1.2 million, $1.0 million and $0.6 million for 2013, 2012 and 2011, respectively. Allocated annual payments and the corresponding years for operating lease contracts are as follows (in millions):

Year	Amount
2014	$1.5
2015	$1.4
2016	$1.4
2017	$1.4
2018	$1.1
After 2018	$5.0

Note 11—Income Taxes

Details of income tax expenses and deferred income taxes from continuing operations are provided in the following tables. The components of income tax expenses were as follows:

	Year Ended December 31,
	2013	2012	2011
	(in millions)
Federal income tax expense (benefit)
Current	$136.6	$46.0	$(5.1)
Deferred	(81.0)	23.2	88.9
State income tax expense (benefit)
Current	9.1	3.4	(0.6)
Deferred	(5.5)	1.5	6.0

Total income tax expense	$59.2	$74.1	$89.2

The difference between the statutory federal income tax rate and the Company’s effective income tax rate is explained as follows:

	Year Ended December 31,
	2013	2012	2011
Federal income taxes statutory rate	35.0%	35.0%	35.0%
Increase (decrease) in rate as a result of:
State income taxes, net of federal income tax benefit	1.3%	1.5%	1.7%
Penalties	—	(0.8)%	—
Return to provision adjustment	(0.3)%	—	1.0%
Noncontrolling interest	(2.4)%	(0.6)%	(0.5)%

Effective income tax rate	33.6%	35.1%	37.2%

Taxes are calculated on a separate return basis, rather than allocated from QEP. QEPFS has been included in QEP’s consolidated U.S. tax return. QEPFS is jointly (with other subsidiaries of QEP), and severally liable for any additional taxes that may be assessed.

Significant components of our deferred income taxes are as follows:

	Year Ended December 31,
	2013	2012
	(in millions)
Deferred tax liabilities
Property, plant and equipment	$244.8	$331.2

Total deferred tax liabilities	244.8	331.2
Deferred tax assets
Net operating loss and tax credit carryforwards	0.3	0.3
Employee benefits and compensation costs	2.6	2.7
Bonus and vacation accruals	2.7	2.6

Total deferred tax assets	5.6	5.6

Net deferred income tax liability	$239.2	$325.6

Balance sheet classification
Deferred income tax asset—current	$2.7	$2.6
Deferred income tax liability—non-current	241.9	328.2

Net deferred income tax liability	$239.2	$325.6

Note 12—Subsequent Events

In May 2014, QEPFS entered into a purchase and sale agreement to sell 40% of Green River Processing, LLC (“Green River Processing”) for approximately $230.0 million, subject to customary purchase price adjustments, to QEPM. The transaction is expected to close in July 2014 and will be accounted for as a transaction between entities under common control with the difference between the carrying amount and the purchase price recorded to equity.

Green River Processing is a wholly owned subsidiary of QEPFS and will own the Blacks Fork complex and the Emigrant Trail plant, both of which are located in southwest Wyoming. The combined processing capacity of Green River Processing is up to 890 MMcf/d, of which up to 560 MMcf/d is cryogenic capacity and 330 MMcf/d is Joule-Thomson processing capacity. In addition, there is 15,000 Bbl/d of NGL fractionation capacity at the Blacks Fork complex.